UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On March 5, 2014, representatives of the Company and representatives of the holders of the Company's Series A notes and Series B notes (the "Notes") reached an agreement on the issues that were in contention in the proposed arrangement under Section 350 of the Israeli Companies Law among the Company and the Note holders, which was presented by the joint committee of the representatives of the Note holders on January 30, 2014 (and summarized in the Company's report on Form 6-K of even date) (the "Arrangement").

In particular, Mr. Izhak Tamir undertook to continue to serve as the Company's Chief Executive Officer for at least three months following the consummation of the Arrangement, to assist the Company as requested for at least 24 months in the area of customer support and for an unlimited period in the area of litigation and patent monetization.  The waiver of liability in favor of the Company's directors and officers would be contingent upon the fulfillment by Mr. Tamir of such undertakings. The Company's financial obligations toward Mr. Izhak Tamir and Mr. Eric Paneth would be converted into Series C notes, with the same rights as the financial obligations toward the holders of the Notes.

In lieu of the petition filed on February 18, 2014 by the representatives of the Note holders for a stay of proceedings and the appointment of Mr. Yoav Kfir as a trustee over the Company, the parties agreed that Mr. Yoav Kfir will be appointed as a member of the Board of Directors of the Company within the next two days.  He will be appointed as the Chairman of the Board promptly after all the representatives of the Note holders have agreed to approve the Arrangement. If the Arrangement is not approved by June 5, 2014, the Board of Directors will be permitted to remove Mr. Kfir.

Upon the joint request of the parties, the Tel Aviv District Court appointed Mr. Shay Nissan as the expert to opine on the terms of the Arrangement, as contemplated by Section 350 of the Israeli Companies Law.  The expert is expected to submit his opinion in two weeks, following which meetings of the Note holders would be convened to vote on the Arrangement.

Nothing in this report should be construed as an indication that the Arrangement will ultimately be implemented.  Under applicable law, an arrangement requires various approvals, including various stakeholders of the Company, the Tel Aviv District Court and the Tel Aviv Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: March 5, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer